Simon Says

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https://simonsays.ai

Spanish E-Learning - TRANSLATED
Created on: 2021-05-20 16:33:44
Project Length: 00:02:36

File Name: Spanish E-learning (en).mp4
File Length: 00:01:18

FULL TRANSCRIPT (with timecode)

00:00:00:09 - 00:00:20:27
I want to, I'm asking Jackson Jackson something. What is your favorite blue color? Blue. Mine is green and purple. And what is your favorite color? Bakewell uedo blue. As checks and eró.

00:00:24:14 - 00:00:42:17
Your favorite pink? Of Roshan Hannan they wrote down Granado, ua so, she in yaí and yellow and yellow and red and blue.

00:00:46:12 - 00:00:46:27
Already

00:00:48:21 - 00:00:59:20
anoint the colors. She will be absolute. Green and purple. What else do I want to know a little more about Jackson. What is your mom's name? Jackson.

00:01:04:14 - 00:01:04:29
Mommy.

00:01:06:21 - 00:01:17:25
She calls you Mami Crichton, Johnson, Johnson. Very well. Now are you have brothers or sisters? Oh Yax!

Commented [1]: Quiero, estoy preguntando algo a Jackson Jackson. Cuál es tu favorito color azul? Azul. El mío es verde y morado. Y cuál es tu favorito color? Bakewell uedo azul. Como checks y eró.

Commented [2]: Tu favorito rosado? De Roshan Hannan anotaban Granado, ua so, ella en yaí y amarillo y amarillo y rojo y azul.

Commented [3]: Ya

Commented [4]: ungar los colores. Ella será absoluta. Verde y morado. Qué más quiero saber un poco más de Jackson. Cómo se llama tu mamá? Jackson.

Commented [5]: Mami.

Commented [6]: Te llama Mami Crichton, Johnson, Johnson. Muy bien. Ahora eres tienen hermanos o hermanas? Oh Yax!